Exhibit 12.1
SCHLUMBERGER LIMITED AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from Continuing Operations before taxes	$5,156	$3,934	$6,852	$6,625	$4,949
Add / (Deduct):
Fixed charges	333	349	388	366	304
Amortization of capitalized interest	2	1	1	2	1
Distributions from equity investments	79	106	57	40	—
Capitalized interest	(6)	(28)	(31)	—	—
Equity income	(164)	(209)	(293)	(249)	(181)

Total earnings	$5,400	$4,153	$6,974	$6,784	$5,073

Fixed charges:
Interest Expense (net of capitalized interest)	$207	$221	$247	$275	$235
Add:
Capitalized interest	6	28	31	—	—

	213	249	278	275
Interest component of rental expense (*)	120	100	110	91	69

Total fixed charges	$333	$349	$388	$366	$304

Ratio of earnings to fixed charges	16.2	11.9	18.0	18.5	16.7

(*)	10% of Operating Lease rental expense.